EXEMPTION: Rule 12g 3-2(b)
FILE NO.: 82-34749

05008695

mexgold

Mexgold Resources Inc.

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE-MONTH PERIOD ENDED JANUARY 31, 2005

SUPPL

dw 6/8

McGovern, Hurley, Cunningham, LLP
Chartered Accountants

REVIEW ENGAGEMENT REPORT

To the Audit Committee of
Mexgold Resources Inc.:

In accordance with our engagement letter dated February 15, 2005 we have reviewed the consolidated balance sheet of Mexgold Resources Inc. as at January 31, 2005, and the consolidated statements of operations and deficit and cash flows for the three and nine-month periods then ended. These financial statements are the responsibility of the Company's management.

We performed our review in accordance with Canadian generally accepted standards for a review of interim financial statements by an entity's auditor. Such an interim review consists principally of applying analytical procedures to financial data, and making enquiries of and having discussions with persons responsible for financial and accounting matters. An interim review is substantially less in scope than an audit, whose objective is the expression of an opinion regarding the financial statements; accordingly, we do not express such an opinion. An interim review does not provide assurance that we would become aware of any or all significant matters that might be identified in an audit.

Based on our review, we are not aware of any material modification that needs to be made for these interim financial statements to be in accordance with Canadian generally accepted accounting principles.

This report is solely for the use of the Audit Committee of Mexgold Resources Inc. to assist it in discharging its regulatory obligation to review these financial statements, and should not be used for any other purpose. Any use that a third party makes of this report, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this report.

McGOVERN, HURLEY, CUNNINGHAM, LLP

McGovern, Hurley, Cunningham, LLP

Chartered Accountants

TORONTO, Canada
March 10, 2005

2005 Sheppard Avenue East, Suite 300, Toronto, Ontario, Canada, M2J 5B4
Telephone: (416) 496-1234 – Fax: (416) 496-0125 – E-Mail: info@mhc-ca.com – Website: www.mhc-ca.com

MEXGOLD RESOURCES INC.
(FORMERLY "SEVEN CLANS RESOURCES LTD.")
UNAUDITED CONSOLIDATED INTERIM BALANCE SHEETS
AS AT

	January 31, 2005 $	April 30, 2004 $
ASSETS		
CURRENT		
Cash	1,367,230	5,809,831
Short term investments (Note 3)	15,590,181	20,013,170
Receivables (Note 4)	1,985,461	1,016,632
Due from Met-Mex Peñoles, S.A. de C.V. (Note 8)	877,625	-
Prepaid expenses	70,021	110,335
Inventory	722,849	926,892
	20,613,367	27,876,860
MINING PROPERTY, PLANT AND EQUIPMENT (Note 5)	41,153,197	39,601,886
EXPLORATION PROPERTY AND DEFERRED EXPLORATION EXPENDITURES (Note 6)	3,745,921	2,270,859
	65,512,485	69,749,605
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	3,509,234	3,863,018
Due to Met-Mex Peñoles, S.A. de C.V. (Note 8)	-	854,607
Advances from related parties (Note 9)	90,711	284,070
Current portion of long term debt (Note 10)	3,289,956	2,004,361
	6,889,901	7,006,056
LONG TERM DEBT (Note 10)	6,367,043	8,745,350
FUTURE EMPLOYEE BENEFITS (Note 11)	2,722,337	2,749,493
FUTURE INCOME TAXES (Note 12)	5,754,002	6,496,600
	21,733,283	24,997,499
SHAREHOLDERS' EQUITY		
CAPITAL STOCK (Note 13)	45,209,582	44,754,582
CONTRIBUTED SURPLUS (Note 13)	899,571	85,000
BROKER WARRANTS	1,723,080	1,723,080
DEFICIT	(4,053,031)	(1,810,556)
	43,779,202	44,752,106
	65,512,485	69,749,605

APPROVED ON BEHALF OF THE BOARD:

Signed "Bradley H. Langille", Director

Signed "Colin P. Sutherland", Director

UNAUDITED

MEXGOLD RESOURCES INC.
(FORMERLY "SEVEN CLANS RESOURCES LTD.")

UNAUDITED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND DEFICIT

FOR THE

	Three Months Ended		Nine Months Ended	
	January 31, 2005 $	January 31, 2004 $	January 31, 2005 $	January 31, 2004 $
REVENUE	5,799,262	-	15,702,356	-
EXPENDITURES				
Production costs	3,781,512	-	12,259,204	-
Depletion	971,975	-	2,678,215	-
General and administrative	854,396	27,774	1,853,711	34,368
Amortization	399,805	-	1,179,532	-
Interest expense	200,926	-	618,349	-
Professional, consulting and management fees	122,068	399,456	239,030	486,733
Shareholder and investor information	205,700	219,257	304,080	405,200
Stock-based compensation	727,571	-	814,571	-
	7,263,953	646,487	19,946,692	926,301
Loss before the undernoted items	(1,464,691)	(646,487)	(4,244,336)	(926,301)
Foreign exchange (loss) gain	(224,562)	14,677	1,132,989	17,201
Other (expense)	(60,861)	-	(98,927)	-
Interest income	7,668	-	153,698	-
	(277,755)	14,677	1,187,760	17,201
Loss before income tax	(1,742,446)	(631,810)	(3,056,576)	(909,100)
Future income tax recovery (Note 12)	286,227	-	814,101	-
NET LOSS FOR THE PERIOD	(1,456,219)	(631,810)	(2,242,475)	(909,100)
DEFICIT, beginning of period	(2,596,812)	(415,681)	(1,810,556)	(116,891)
Transaction costs	-	(2,586)	-	(24,086)
DEFICIT, end of period	(4,053,031)	(1,050,077)	(4,053,031)	(1,050,077)
LOSS PER SHARE – basic and diluted	(0.03)	(0.03)	(0.05)	(0.05)
WEIGHTED AVERAGE OUTSTANDING SHARES	42,909,727	19,208,170	42,841,117	17,543,170

MEXGOLD RESOURCES INC.
(FORMERLY "SEVEN CLANS RESOURCES LTD.")
UNAUDITED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
FOR THE

	Three Months Ended		Nine Months Ended	
	January 31, 2005 $	January 31, 2004 $	January 31, 2005 $	January 31, 2004 $
CASH FLOWS FROM OPERATING ACTIVITIES				
Net (loss) for the period	(1,456,219)	(631,810)	(2,242,475)	(909,100)
Exercise of warrants for services rendered	-	300,000	-	300,000
Items not affecting cash:				
Future income tax (recovery)	(286,227)	-	(814,101)	-
Depletion	971,975	-	2,678,215	-
Amortization	399,805	-	1,179,532	-
Stock-based compensation	727,571	-	814,571	-
Foreign exchange	(43,571)	-	72,133	-
Future employee benefits	113,431	-	(27,156)	-
Changes in non-cash working capital (Note 14)	(1,017,634)	(100,327)	(2,810,488)	(9,254)
Cash flows from operating activities	(590,869)	(432,137)	(1,149,769)	(618,354)
CASH FLOWS FROM FINANCING ACTIVITIES				
Advances from related parties	(317,644)	86,676	(193,359)	110,327
Long-term debt	36,597	-	(1,092,712)	-
Exercise of warrants	143,750	112,500	450,000	227,500
Exercise of options	5,000	-	5,000	-
Issuance of common shares and warrants	-	-	-	2,260,000
Cash flows from financing activities	(132,297)	199,176	(831,701)	2,597,827
CASH FLOWS FROM INVESTING ACTIVITIES				
Cash acquired in reverse takeover transaction	-	-	-	113,401
Transaction costs	-	(2,586)	-	(20,086)
Short-term investments	1,442,526	187,362	4,422,989	(1,819,759)
Mining property, plant and equipment	(2,555,105)	-	(5,409,058)	-
Exploration property and deferred exploration expenditures	(303,764)	(391,401)	(1,475,062)	(516,308)
Cash flows from investing activities	(1,416,343)	(206,625)	(2,461,131)	(2,242,752)
DECREASE IN CASH	(2,139,509)	(439,586)	(4,442,601)	(263,279)
CASH, beginning of period	3,506,739	577,109	5,809,831	400,802
CASH, end of period	1,367,230	137,523	1,367,230	137,523

SUPPLEMENTAL INFORMATION (Note 14)

1. ORGANIZATION AND NATURE OF OPERATIONS

The accompanying unaudited interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP") for the preparation of interim financial information and follow the same accounting policies and methods of application as the audited consolidated financial statement of the Companyfor the year ended April 30, 2004. They do not include all of the information and disclosures required by Canadian GAAP for annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the period ended January 31, 2005 are not necessarily indicative of the results that may be expected for the full year ended April 30, 2005. For further information, see the Company's audited consolidated financial statements including the notes thereto for the year ended April 30, 2004.

Mexgold Resources Inc. ("Mexgold" or the "Company") was incorporated as a private company on November 25, 2002, under the Business Corporations Act (Ontario). The Company is in the business of gold and silver mining including exploration, development, extraction, and processing. There has been no determination whether properties held for exploration contain ore reserves which are economically recoverable. The recoverability of valuations assigned to mineral exploration properties is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the mineral claims, the ability to obtain necessary financing to complete development, and future profitable production or proceeds from disposition. Changes in future conditions could require material write-downs of the carrying values. The Company's mining assets are located outside of Canada and are subject to the risk of foreign investment, including increases in taxes and royalties, renegotiation of contracts, currency exchange fluctuations and political uncertainty.

Although the Company has taken steps to verify title to the properties on which it is conducting exploration and in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Metales Interamericanos S.A. de C.V. ("Metales") and Compania Minera del Cubo S.A. de C.V. ("El Cubo").

2. CORRECTION OF ACTUARIAL ERROR

The Company has restated its consolidated balance sheet for the year ended April 30, 2004 in respect of the liability related to future employee benefits recorded by the Company as part of the acquisition of a 100% interest in the shares of El Cubo on March 5, 2004. The actuary made a calculation error and, as a result, the future employee benefit obligation on the date of acquisition was understated by $1,144,800. The error has no material effect on the previously reported net loss, loss per share or working capital.

Continued...

2. CORRECTION OF ACTUARIAL ERROR (Continued)

The effect of the restatement is as follows:

	For the year ended April 30, 2004		
	As Previously Reported	Purchase Price Adjustment	As Restated
	$	$	$
Balance Sheet			
Current assets	27,876,860	-	27,876,860
Mining property, plant and equipment	38,090,886	1,511,000	39,601,886
Exploration property and deferred exploration Expenditures	2,270,859	-	2,270,859
Total assets	68,238,605	1,511,000	69,749,605
Current liabilities	7,006,056	-	7,006,056
Long-term debt	8,745,350	-	8,745,350
Future employee benefits	1,604,693	1,144,800	2,749,493
Future income taxes	6,130,400	366,200	6,496,600
Total liabilities	23,486,499	1,511,000	24,997,499
Shareholders' equity	44,752,106	-	44,752,106
Total liabilities and shareholders' equity	68,238,605	1,511,000	69,749,605

3. SHORT-TERM INVESTMENTS

Short-term investments consist of commercial paper with a maturity of less than ninety days.

4. RECEIVABLES

Receivables consist of the following:

	January 31, 2005	April 30, 2004
	$	$
Commodity taxes recoverable	1,924,485	944,832
Income taxes recoverable	31,087	50,841
Other	29,889	20,959
	1,985,461	1,016,632

5. MINING PROPERTY, PLANT AND EQUIPMENT

The El Cubo gold-silver project, purchased on March 5, 2004, is located in the Guanajuato Mining District in Mexico, 475 kilometres northwest of Mexico City. The project consists of 58 exploitation and exploration concessions covering an area of 8,500 hectares. The El Cubo Gold-Silver Mine is currently operating as a multi-level underground mine with access ramps for mobile equipment and two vertical shafts for the hoisting of ore. A technical due diligence report prepared by independent consultants Chlumsky, Arbrust and Meyer is available on the Company's website or on SEDAR under the Company's associated documents.

Continued...

5. MINING PROPERTY, PLANT AND EQUIPMENT (Continued)

	January 31, 2005			April 30, 2004		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
	$	$	$	$	$	$
El Cubo gold-silver mining property	29,757,949	3,341,320	26,416,629	26,336,809	662,888	25,673,921
Buildings	6,353,210	1,839,766	4,513,444	6,353,210	1,622,249	4,730,961
Machinery and equipment	16,512,960	6,651,086	9,861,874	14,803,539	5,710,399	9,093,140
Transportation equipment	332,541	236,976	95,565	230,916	226,535	4,381
Furniture and fixtures	241,380	208,528	32,852	233,401	197,855	35,546
Construction in progress	168,896	-	168,896	-	-	-
Land	63,937	-	63,937	63,937	-	63,937
	53,430,873	12,277,676	41,153,197	48,021,812	8,419,926	39,601,886

6. EXPLORATION PROPERTY AND DEFERRED EXPLORATION EXPENDITURES

The Guadalupe y Calvo mineral property is located in Sierre Madre Occidental physiographic province, Mexico, approximately 300 kilometres southwest of the City of Chihuahua and 200 kilometres west of the City of Hidalgo de Parral. The property is comprised of five mining titles totalling approximately 439.24 hectares.

During the period ended January 31, 2005, Metales entered into a mining lease agreement with Compania Minera las Torres, S.A. de C.V. ("Torres"). Pursuant to the agreement, Metales acquired the right to explore, develop and mine the Las Torres Gold-Silver property located in Guanajuato State, Mexico, for a five-year period, subject to renewal for a further five-year period. The annual lease payments total US$480,000 for the first year and US$720,000 for each year thereafter. The Company paid the first year payment of US$480,000 in advance.

In addition, Metales is required to pay a 3.5% net smelter return on all gold and silver sales equal to or above US$350 per gold ounce and US$5.50 per silver ounce, with a minimum monthly royalty of US$20,000. The Company paid the first year payment in advance in the amount of US$240,000. The royalty will gradually decrease to a 3.0% net smelter return for sales of gold and silver at or below US$300 per gold ounce and US$5 per silver ounce.

	Balance, April 30, 2004	Exploration Costs incurred during the period	Balance, January 31, 2005
	$	$	$
Mexico			
Guadalupe y Calvo project	2,270,859	238,527	2,509,386
Las Torres project	-	1,236,535	1,236,535
	2,270,859	1,475,062	3,745,921

Continued...

7. FORWARD SALES CONTRACT

On December 24, 2003, the Company entered into a three-year contract to sell gold and silver to Met-Mex Peñoles, S. A. de C. V. This contract requires the Company to deliver on a monthly basis 50,000 silver ounces and 1,700 gold ounces at a fixed price of US$5.37 and US$400.55 respectively, for the period from January 1, to December 31, 2004. Prices for sales beyond December 31, 2004 have been set at market rates. If the aforementioned ounces are not sold, the Company will be liable to pay a penalty equivalent to the difference of the market price and the fixed price, times the unsold ounces. As at January 31, 2005, the unrealized loss on this forward sales contract was $Nil.

8. DUE FROM (TO) MET-MEX PENOLES, S.A. de C.V.

The Company has a short-term note payable to Met-Mex Peñoles, S. A. de C. V. ("Met-Mex") in the amount of US$128,054 (CAD$158,531) (April 30, 2004 - CAD$854,607). The note bears interest at LIBOR plus 500 basis points payable on a monthly basis. Principal payments and interest payments are made through a 5% reduction on each invoice payment of dore sold to Met-Mex (Note 7). The Company also had a receivable balance of CAD$1,036,156 from sales made to Met-Mex which is presented on a net basis on the balance sheet resulting in a receivable of CAD $877,625.

9. ADVANCES FROM RELATED PARTIES

Advances from related parties are unsecured, non-interest bearing with no fixed terms of repayment and consist of the following:

	Relationship	January 31, 2005	April 30, 2004
		$	$
Gammon Lake Resources Inc.	Significant shareholder	90,711	264,600
Gammon Lake de Mexico S.A. de C.V.	Subsidiary of significant shareholder	-	14,247
Compania Tecnica Minera S.A. de C.V.	Controlled by a director of a significant shareholder	-	5,223
		90,711	284,070

10. LONG-TERM DEBT

Mining Development Trust Loan

On December 21, 1999, El Cubo entered into a credit agreement with the Mining Development Trust for an amount of US$7,000,000 (CAD$8,544,900). On December 21, 2003, the loan was restructured to reflect an amended interest rate of LIBOR plus 650 basis points with monthly principal payments of CAD$198,758 to commence January, 2005. For the nine month period ended January 31, 2005, the related interest expense amounted to CAD$579,764. This loan is secured by a first priority mortgage over the rights deriving from El Cubo's mining concession rights, certain machinery and equipment of El Cubo and an industrial mortgage on buildings, machinery and equipment of El Cubo. The balance as at the nine month period ended January 31, 2005 was US$6,854,167 (CAD$8,558,134)

Continued...

10. LONG-TERM DEBT (Continued)

Other Debt

On September 27, 2002 and June 6, 2003, El Cubo received two separate unsecured loans from an arms' length party, amounting to US$310,601 (CAD$384,524) and US$412,116 (CAD$510,200), respectively, which were utilized for working capital purposes, and matured on December 31, 2003. The Company is currently in the process of renegotiating the terms of the loans. These loans bear interest at LIBOR plus 300 basis points. For the nine month period ended January 31, 2005, the related interest expense amounted to CAD$38,585. At January 31, 2005 the loans amounted to CAD $894,724.

On January 14, 2002 and September 25, 2002, 2003, El Cubo received two separate unsecured loans from an arms' length party, amounting to US$137,697 (CAD$170,469) and Ps305,000 (CAD$33,672), respectively, which were utilized for working capital purposes, and matured on December 31, 2003. The Company is currently in the process of renegotiating the terms of the loans. The loans are non-interest bearing loans. At January 31, 2005 the aggregate balance of the loans amount to CAD $204,141.

The above outstanding debt at January 31, 2005 matures as follows:

Year	Amount
	$
January 31, 2006	3,289,957
January 31, 2007	2,137,507
January 31, 2008	2,137,507
January 31, 2009	2,092,028
	9,656,999
Less: current portion	3,289,956
	6,367,043

11. FUTURE EMPLOYEE BENEFITS

A summary of the principal financial data relative to seniority premiums and pension plans is shown below:

	Pension Benefit Plans	Seniority Premium	Total
Projected benefit obligation:	$	$	$
Balance at beginning of period	1,887,462	875,291	2,762,753
Service cost	289,672	122,841	412,513
Actuarial (gain)	(105,197)	(24,331)	(129,528)
Balance at end of period	2,071,937	973,801	3,045,738
Current benefit obligation:			
Service cost	289,672	122,841	412,513
Additional minimum liability	1,544,081	765,743	2,309,824
Balance at end of period	1,833,753	888,584	2,722,337
Liability accrued:			
Total accrued liability	1,833,753	888,584	2,722,337
Employee future benefits expense:			
Service cost	119,606	37,940	157,546
Interest cost	77,618	35,995	113,613
Amortization of prior service costs	92,448	48,906	141,354
Net expense for the period	289,672	122,841	412,513
Significant assumptions used:			
Discount rate	4.00%	4.00%	4.00%
Rate of compensation increase	1.50%	1.50%	1.50%

Continued...

12. FUTURE INCOME TAXES

The estimated taxable income for the period is $Nil. Based upon the level of historical taxable income, it cannot be reasonably determined if the Company will realize the benefits from future income tax assets. Consequently, the future recovery arising from differences in tax values and accounting values have been reduced by an equivalent estimated taxable temporary difference valuation allowance. This estimated taxable temporary difference valuation allowance will be adjusted in the period that it can be determined that it is more likely than not that some or all of the future tax assets will be realized.

For further information about the Company's losses for tax purposes, refer to the audited April 30, 2004 consolidated financial statements. The benefits of these losses and the estimated loss for the period are not recognized in these financial statements.

13. SHAREHOLDERS' EQUITY

Capital Stock

Authorized

Unlimited number of common shares

Issued

42,935,561 common shares

Transactions during the period are as follows:

	Common Shares #	Amount $
Balance, April 30, 2004	42,745,561	44,754,582
Exercise of warrants	180,000	450,000
Exercise of options	10,000	5,000
Balance, January 31, 2005	42,935,561	45,209,582

Stock Options

The Company has created a management stock option plan (the "Plan") under which the Company can issue 8,400,000 common shares. The options are non-transferable and non-assignable and may be granted for a term not exceeding five years. The exercise price of the options is fixed by the board of directors of the Company at the time of grant which price shall not be less than the market price of the common shares at the time of grant, subject to all applicable regulatory requirements.

A summary of changes during the period is presented below.

	Options #	Weighted average $
Balance, April 30, 2004	3,545,000	0.51
Granted	4,220,000	2.71
Exercised	(10,000)	(0.50)
Balance, January 31, 2005	7,755,000	1.75

Continued...

13. SHAREHOLDERS' EQUITY (Continued)

As at January 31, 2005, the following options were outstanding:

Date of Grant	Options Outstanding	Exercise Price	Expiry Date
	#	$	
January 15, 2003	3,515,000	0.50	January 15, 2008
February 6, 2004	3,580,000	2.67	February 6, 2009
March 8, 2004	600,000	3.50	March 8, 2009
July 2, 2004	50,000	3.00	July 2, 2009
November 5, 2004	10,000	2.30	November 5, 2009
	7,755,000		

During the period ended January 31, 2005, 4,220,000 options were granted to directors, employees and consultants. These options vest over a two-year period from the date of grant, and the fair value amount of $814,571 was recorded as stock-based compensation with a corresponding credit to contributed surplus.

The fair value of this option grant was calculated using the Black-Scholes option pricing model with the following average assumptions:

First and Second Quarter		Third Quarter	
Dividend yield	0%	Dividend yield	0%
Expected volatility	32%	Expected volatility	32%
Expected risk free interest rate	3.96%	Expected risk-free interest rate	3.84%
Expected life	5 years	Expected life	5 years

Share Purchase Warrants

A summary of changes during the period is presented below:

	Warrants	Weighted average exercise price
	#	$
Balance, April 30, 2004	17,586,000	1.91
Exercised	(180,000)	(2.50)
Balance, January 31, 2005	17,406,000	1.90

As at January 31, 2005, the following warrants were issued and outstanding:

Date of Grant	Warrants Outstanding	Exercise Price	Expiry Date
	#	$	
December 22, 2002	1,400,000	0.10	July 31, 2005
July 31, 2003	3,940,000	0.75	July 31, 2005
February 26, 2004	11,070,000	2.50	February 26, 2006
February 26, 2004	996,000	2.35	February 26, 2007
	17,406,000		

Continued...

13. SHAREHOLDERS' EQUITY (Continued)

Contributed Surplus

A summary of changes during the period is presented below:

	Amount
	$
Balance, April 30, 2004	85,000
Stock-based compensation	814,571
Balance, January 31, 2005	899,571

14. STATEMENT OF CASH FLOWS

	Three Months Ended		Nine Months Ended	
	January 31, 2005	January 31, 2004	January 31, 2005	January 31, 2004
	$	$	$	$
Changes in non-cash working capital is Comprised of the following:				
(Increase) in receivables	(299,221)	(66,121)	(968,829)	(77,266)
Decrease in prepaid expenses	38,617	-	40,314	-
Decrease in inventory	34,428	-	204,043	-
Increase (decrease) in accounts payable and accrued liabilities	3,173	(34,206)	(353,784)	68,012
(Increase) in due from Met-Mex Peñoles, S.A. de C.V.	(794,631)	-	(1,732,232)	-
	(1,017,634)	(100,327)	(2,810,488)	(9,254)
Supplemental information				
Interest paid	200,926	-	618,349	-
Income taxes paid	-	-	-	-
Warrants issued for services	-	-	-	4,000

15. RELATED PARTY TRANSACTIONS

During the nine-month period ended January 31, 2005, the Company paid management and consulting fees of $132,803 to a director and officer of the Company and a corporation controlled by this individual. Management fees of $278,339 were paid to a director of the Company. Included in advances from related parties (Note 9) are the following expenditures incurred by Gammon Lake Resources Inc. on behalf of the Company for the nine-month period ended January 31, 2005:

Travel	$ 118,540
Professional fees	60,600
General and administrative	44,580
	$ 223,720

The above related party transactions have occurred in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Continued...

16. SEGMENTED INFORMATION

NINE-MONTH PERIOD ENDED JANUARY 31, 2005

	Canada	Mexico	Consolidated
	$	$	$
REVENUE	-	15,702,356	15,702,356
EXPENDITURES			
Production costs	-	12,259,204	12,259,204
Depletion	-	2,678,215	2,678,215
General and administrative	722,271	1,131,440	1,853,711
Amortization	-	1,179,532	1,179,532
Interest expense	-	618,349	618,349
Professional, consulting and management fees	204,205	34,825	239,030
Shareholder and investor information	304,080	-	304,080
Stock-based compensation	814,571	-	814,571
	2,045,127	17,901,565	19,946,692
LOSS BEFORE THE FOLLOWING	(2,045,127)	(2,199,209)	(4,244,336)
Foreign exchange (loss) gain	(68,966)	1,201,955	1,132,989
Other (expense)	-	(98,927)	(98,927)
Interest income	153,571	127	153,698
	84,605	1,103,155	1,187,760
	(1,960,522)	(1,096,054)	(3,056,576)
Future income tax recovery	-	814,101	814,101
NET LOSS FOR THE YEAR	(1,960,522)	(281,953)	(2,242,475)
AS AT JANUARY 31, 2005			
Mining and exploration properties, plant and equipment	-	44,899,118	44,899,118

Substantially all cash is on deposit with a Canadian chartered bank. The short-term investments are with a Canadian chartered bank.

17. COMPARATIVE FIGURES

Certain of the comparative figures as at April 30, 2004 have been restated to account for the actuarial error disclosed in Note 2.

Certain of the comparative figures for the periods ended January 31, 2004 have been reclassified to conform with the presentation adopted for the current periods.

18. SUBSEQUENT EVENT

Subsequent to January 31, 2005, the Company granted options to an employee to acquire 15,000 common shares at an exercise price of $2.50 per share for a period of five years.

mexgold
Mexgold Resources Inc.

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED JANUARY 31, 2005

March 10, 2005

This management discussion and analysis is made as of March 10, 2005, and should be read in conjunction with the interim unaudited consolidated financial statements of the Company for the nine months ended January 31, 2005 including all accompanying notes to the financial statements.

Mexgold Resources Inc. ("Mexgold") is a public junior gold and silver mining exploration company listed on the TSX Venture Exchange. The Company is in the business of gold and silver mining, primarily in Mexico, including exploration, development, extraction, and processing.

The Company is currently focused on its 2 properties, operation of the El Cubo gold-silver mine and exploration of the Guadalupe Y Calvo property.

Further details on the history of the Company, its mineral properties and the risk factors associated with respect to the Company can be found under the Company's associated documents at www.sedar.com or on the Company's website at www.mexgold.com .

Certain information regarding the Company contained herein may constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. These statements are subject to certain risks and uncertainties and may be based on assumptions that could cause actual results to differ materially from those anticipated or implied in the forward-looking statements. The Corporation's forward-looking statements are expressly qualified in their entirety by this cautionary statement

THIRD QUARTER HIGHLIGHTS

- *Mexgold Announces Discovery of New Bonanza Gold-Silver Zone, and results from First-Round of Drilling at El Cubo Mine, February, 2004*
- *Mexgold Announces Lease Agreement with Peñoles for Las Torres Gold-Silver Property to Greatly Expand Operations at El Cubo Gold-Silver Mine, August 2004*

Mexgold is pleased to announce new exploration results from channel sampling and diamond drilling at the El Cubo Gold-Silver Mine in Guanajuato, Mexico. The sampling conducted along a length of 38-metres returned average grades of 70.9 grams per tonne gold and 505 grams per tonne silver, for a gold-equivalent grade of 78.7 grams per tonne, over average widths of 4.3 metres. Sampling was conducted by extending current mine workings into new areas of exploration. The newly discovered bonanza zone was encountered in the second level of the mine, 100-metres from surface. Current exploration efforts in this area are focused on testing the area above level two, and up to surface, as well as along the strike to define the shape of the potential ore body, and to determine the most effective mining method.

Mexgold also announces the first round of drilling as part of a 60,000-metre exploration and development program launched in June of 2004. The Company's focus has been on testing extensions of known high-grade structures on the property where minimal or no past exploration work has been completed. The northwestern extension of the La Loca Vein represents one such area, which has returned 6 intersections in 4 holes with a weighted average of 1.13 metres grading 6.22 g/t gold and 321 g/t silver or 11.2 g/t gold-equivalent. The La Loca vein is part of the same structural system as the Villalpando structure, the most productive vein in the Guanajuato district. The current La Loca

drilling is immediately adjacent to the main Peregrina-Las Torres haulage way which was acquired in the Penoles deal (see below). Development of the La Loca vein can therefore proceed immediately with no significant capital expenditure for underground development in the main El Cubo mine area.

Mexgold is pleased to announce that it has entered into a mining lease agreement with a subsidiary of Industrias Peñoles, S.A. de C.V., one of Mexico's leading industrial groups. Pursuant to this agreement, Mexgold now has the right to mine the Las Torres Gold-Silver Property, which has a history of production and adjoins Mexgold's El Cubo Gold-Silver Mine. The lease includes the right to use the La Torres mill complex. This plant is a modern fully functional 2,200 tpd hoisting, grinding and flotation processing facility. This plant has an estimated replacement cost of US$17 million. As Mexgold plans to increase the production at the combined operation the availability of this plant represents a potentially significant capital savings. Las Torres milling and procession costs are estimated to be US$8.00 per tonne. Mexgold will explore the economics of using a single processing and milling facility for both properties.

Selected Annual Information

The Company's consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP") as fully described in Note 2 to the consolidated financial statements for the year ended April 30, 2004 and reported in Canadian dollars unless otherwise noted

The following selected information has been extracted from the Company's audited consolidated financial statements for the year ended April 30, 2004. Mexgold Resources Inc., the legal subsidiary which was incorporated on November 25, 2002, was a private company prior to the reverse take-over transaction described in Note 3 and comparative financial statements as at April 30, 2003 were not prepared.

SELECTED ANNUAL INFORMATION	APRIL 30, 2004
Revenue	3,639,230
Net loss	1,673,579
Net loss per share, basic and diluted	0.09
Assets	68,238,605
Long-Term Liabilities	16,480,443

Summary of Quarterly Results

SELECTED QUARTERLY INFORMATION	FOR THE QUARTER ENDED			
	31-Jan-05	31-Oct-04	31-Jul-04	30-Apr-04
Revenue	5,799,262	4,743,920	5,159,174	3,639,230
Net loss	1,525,404	133,952	652,304	764,479
Net loss per share, basic and diluted	0.05	0.01	0.02	0.04
Assets	65,512,485	66,586,624	66,968,947	68,238,605
Long-Term Liabilities	14,843,382	15,452,431	15,570,024	16,480,443

Prior to the quarter ended January 31, 2004, the Company was privately owned; therefore financial information for the first quarter 2003 has not been presented. During the quarter ended April 30, 2004, the company acquired the El Cubo gold-silver mine. The fourth quarter ended April 30, 2004 includes the operations from March 5 (date of acquisition) to April 30, 2004, the acquisition of mineral properties, capital assets and assumption of long-term debt related to this transaction. Prior to this acquisition, the Company did not have a current source of revenue other than interest earned on cash and short-term money-market instruments, all of which were derived from issuances of share capital.

Results of Operations

Sales during the six month period ended January 31, 2005 were $15,702,356 (January 31, 2004 - $Nil) and consisted of the sale of gold and silver dore from the Company's wholly-owned subsidiary, Compania Minera del Cubo, to Met-Mex Penoles under the three-year contract. The net loss for the period was $2,242,475 (Janaury 31, 2004 - $909,100) and $0.05 (January 31, 2004 - $0.05) on a per share basis. Before a foreign exchange gain of $1,132,989 (January 31, 2004 - $17,201), other expense of $(98,927) (January 31, 2004 - $Nil), interest income of $153,698 (January 31, 2004 - $Nil), and a future income tax recovery of $814,101 (January 31, 2004 - $Nil), the Company incurred a loss of $4,244,336 (January 31, 2004 - $926,301). The Company's revenues are dependent on the future prices of certain minerals.

The loss incurred during this period reflects the fact that the Company has only commenced its program of improved mining methods. The Company also incurred expenses of $19,946,692 (January 31, 2004 - $926,301) of which $12,259,204 (January 31, 2004 - $Nil) were for production costs, $2,678,215 (January 31, 2004 - $Nil) for depletion of the mining property, $1,853,711 (January 31, 2004 - $34,368) for general and administrative, $304,080 (January 31, 2004 - $372,931) for shareholder and investor information, $239,030 (January 31, 2004 - $438,657) for professional and consulting, $1,179,532 (January 31, 2004 - $Nil) for amortization and $618,349 (January 31, 2004 - $Nil) for interest expense. Effective May 1, 2003, the Company prospectively adopted the recommendations of CICA Handbook Section 3870, Stock Based Compensation and Other Stock-based Payments for employees and non-employees. During the six months ended $814,571 (January 31, 2004 - $Nil) was recorded as stock based compensation and as *contributed surplus based on the fair value of employee and consultant's options granted in the year. Included in* salaries and benefits is the amount of $159,105 (January 31, 2004 - $Nil) and in professional fees the amount of $655,466 (January 31, 2004 - $Nil) related to the fair value of employee and consultant's options granted in the year. The depletion of the purchase price allocated to mining property was calculated on a units of production basis with an estimated mine life of 8.3 years. Exploration costs of the El Cubo gold-silver mining property are expensed as incurred and included in production costs. Exploration costs of the Guadalupe gold-silver exploration project are capitalized until the property is placed into production. These costs are expected to continue at the same level in order to support the current level of operations and activity of the Company.

El Cubo Gold-Silver Mine

The El Cubo Gold-Silver mine is located in the Guanajuato Mining District in Mexico, 475 kilometres northwest of Mexico City. The project consists of 58 exploitation and exploration concessions covering an area of 8,500 hectares. The El Cubo Gold-Silver Mine is currently operating as a multi-level underground mine with access ramps for mobile equipment and two vertical shafts for the hoisting of ore. The mine has a modern milling complex with a rated capacity of 1,400 tonnes per day and which has an estimated replacement value of U.S. $13,000,000

The El Cubo Gold-Silver mine produced and sold 19,029 ounces of gold and 647,978 ounces of silver during the nine months ended January 31, 2005 (January 31, 2004 - Nil). Sales of gold up to 1,700 ounces per month and 50,000 ounces of silver per month dore were under a three year contract with Met-Mex Penoles S.A. de C.V. (Met-Mex) at hedged prices of US$5.37 and US$400.55 expired at December 31, 2004. During the nine month ended January 31, 2005, 6,277 ounces of gold and 270,160 ounces of silver were sold at market rates. Contract prices with Met-Mex in *2005 are set at market rates for the year.*

Over the past five years, the El Cubo Gold-Silver Mine has produced an average of 58,000 ounces of gold equivalent per annum (each 65 ounces of silver being assumed to equal one ounce of gold). The mine has lacked a significant exploration and development program and the Company is of the opinion that with a focus and injection of capital in this area, a production rate of 100,000 ounces of gold-equivalent per annum is achievable. In addition, with the application of modern mining methods, the Company is targeting a reduction of the current average cash cost of U.S. $265 per ounce of gold equivalent to below U.S. $190 per ounce of gold equivalent.

To achieve these goals, the Company announced a 60,000-metre exploration and development drill program, 8,500 metres of underground development in tunnels and ramps and improvements to mine design and mining methods. The Company has begun new exploration work in an area of the Mine that is not currently in production. The results of the first phase of the program were released in February, 2005 (see "Third Quarter Highlights"). The focus of this work is on defining new high-grade zones similar to those developed in the past at the Mine. Historically, El Cubo had produced ore grades much higher than those seen in the past few years. This decrease in grade is attributed to a lack of capital expenditures on exploration, prior to Mexgold acquiring the Mine. As a result of this program, the Company is also targeting an expansion of the project resource to over 2-million ounces of gold-equivalent.

Las Torres Gold/Silver Project
The Las Torres Gold/Silver Project is located in Guanajuato State, Mexico, and consists of 50-exploitation concessions totaling nearly 6,400-hectares. The Las Torres Gold/Silver Mine is owned by Industrias Penoles, and comprises a group of four working mines, consisting of the Cedros, Peregrina, Apolo and Sirena mines. Much of the past production came from an area in the Las Torres Mine with a bulk mineable zone grading 2.2 grams per tonne gold and 353 grams per tonne silver over widths of up to 40 metres. The Las Torres Gold/Silver mine was the fourth largest gold producer and seventh largest silver producer in Mexico in 2002.

Pursuant to the Las Torres lease, Mexgold has the right to explore, develop and mine the Las Torres Property for a period of 5 years, with a right to renew for a further 5 year period. Pursuant the agreement, Mexold can concurrently expand mining access to its adjoining El Cubo Gold/Silver Mine, unifying the two projects into a significantly enlarged single mining operation. Mexgold's consolidation of El Cubo and Las Torres results in control of a combined land holding encompassing more than 14,000-hectares in a district with over 200 years of mining history. Past exploration work performed by Penoles at the Las Torres Gold/Silver project outlined several promising exploration targets. Mexgold will focus additional exploration efforts on defining bulk mineable reserves to be used at the Las Torres mill complex.

The Company believes that significant capital savings for future mine development at the El Cubo mine will be realized, as the adjacent mines of Las Torres provide ramp and shaft access beneath the lowest workings in the El Cubo mine. Penoles conducted mining operations up to the El Cubo property boundary on at least 5 veins. Data indicates potentially economic mineralization hosted by these veins extends onto the El Cubo property. In addition, a number of mineralized structures are known to pass back and forth between El Cubo and Las Torres property claims. Past operators neglected to explore or develop many of the structures due to mining rights. Mexgold has the opportunity to exploit these known mineralized structures on a unified basis in a single larger operation, benefiting from the already-developed ramp and tunnel access to the El Cubo mineralization from the Las Torres property.

The Penoles agreement also includes use of the Las Torres mill complex. This plant is a modern fully functional 2,200 tonnes per day hoisting, grinding and flotation process facility. This plant has an estimated replacement cost of US$17 million, and the availability of this plant represents significant capital savings.

Guadalupe Y Calvo Gold/Silver Project
The mineral property is located in the Sierre Madre Occidental province, Mexico, approximately 300 kilometres southwest of the City of Chihuahua and 200 kilometres west of the City of Hidalgo de Parral. It is comprised of five mining titles totalling approximately 439.24 hectares. These titles are held 100 percent by Mexgold's wholly-owned subsidiary, Metales Interamericanos S.A. de C.V., and the property is free of any royalty.

During the previous year, the Company commenced a 10,000-metre drill program on the Guadalupe Y Calvo gold/silver project. The focus of the 40-hole program will be to upgrade the Project's currently defined 1.78-million ounce gold-equivalent resource, and to expand the known high-grade resource by drilling up to 200-metres below the previous 200-250-metre depth limits of known high-grade gold/silver deposits. The program will also test additional high-grade structures at the property that have had little historical work.

The Company expended $238,527 (January 31, 2004 - $Nil) on its exploration and development program during the six months ended as compared to $1.89 million for the year ended April 30, 2004. With the acquisition of El Cubo, the Company is currently focusing its exploration program at this location to quickly maximize returns and increase shareholder value.

Mr. James McGlasson, P.Geo., is the qualified person for the purposes of the technical information contained herein pursuant to the requirements of National Instrument 43-101.

Liquidity

During the period, the Company decreased its cash balance by $4,442,601 (April 30, 2004 - $5,409,029 increase) and maintained an additional $15,590,181 (April 30, 2004 - $20,013,170) in short-term investments, which consisted of bankers acceptances and commercial paper with a terms of less than 60 days. Cash inflows during the period were $455,000 (April 30, 2004 - $745,000) from the exercise of warrants and options, and $193,359 (April 30, 2004 – $278,188 decrease) in advances to related parties, and the redemption of short term investments of $4,422,989 (April 30, 2004 – $20,013,170 decrease). In February 2004 the company received $44,700,948 from a private placement, and subsequently acquired El Cubo for $17,993,729. Other significant cash outflows during the period consisted of exploration and development of $1,475,062 (April 30, 2004 - $1,886,848) and mining property, plant and equipment of $5,409,058 (April 30, 2004 - $501,733).

The Company had a working capital balance of $13,723,466 (April 30, 2004 - $20,870,804) as at January 31, 2005 and maintains adequate funds to complete its current exploration and development programs and fund ongoing operations. The Company relies upon successful financing programs to fund future exploration and development on its properties. Future liquidity will depend on the Company's ability to arrange debt or equity financing, as well as maintaining or increasing the cash flow of its operational El Cubo mine. The Company will have to raise additional funds to complete the acquisition, exploration and development of its properties. While the Company has been successful in the past, there is no assurance that it will continue to do so in the future.

Effective December 14, 2004, the Company had 42,935,561 common shares outstanding. In addition, the Company has 10,255,000 in-the-money warrants and options that expire in the years 2005 to 2009 which would inject another $4,992,500 of capital into the Company. The Company also has 11,070,000 warrants priced at $2.50, and 996,000 warrants priced at $2.35 which would inject another $30,015,600 of capital into the company. The Company also has stock options priced at $2.30, 2.67, $3.00, $3.50, which would inject another $11,831,600 of capital into the Company.

Capital Resources

A summary of the Corporation's financial commitments under its long-term debt agreements are as follows:

Year	Total $
2005-06	3,289,956
2006-07	2,137,507
2007-08	2,137,507
2008-09	2,092,028
Total	9,645,960
Less: current portion	(3,289,956)
Total Long Term Debt	6,367,043

The loan to Mining Development Trust has monthly principal payments commencing January 2005 of Cdn$198,758, interest calculated at LIBOR plus 650 basis points and a five year term. Interest bearing advances of $1,099,045 received in 2002 and 2003 from arms-length parties were used for short-term cash flow purposes.

In addition, the Company is obligated to deliver to Met-Mex Penoles S.A. de C.V. (Met-Mex) on a monthly basis 100,000 silver ounces and 3,567 gold ounces for the period from January 1, 2005 until December 31, 2005. There are no penalties for not delivering the amounts as outlined.

Pursuant to the Las Torres lease, Mexgold is obligated to pay annual lease payments totaling $480,000 in the first year, and $720,000 each year thereafter. Mexgold is also obligated to pay a net smelter return of 3%-3.5% on all gold and silver sales equal to or above US$300 per ounce gold and US$5.00 per ounce silver, with a minimum monthly royalty of US$20,000. Mexgold at signing of the agreement paid the first year lease and minimum royalty payment totaling US$720,000.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Transactions with Related Parties

During the nine month ended January 31, 2005, the Company paid management and consulting fees of $411,142 (April 30, 2004 - $228,461) to two corporations controlled by directors and officers of the Company. These fees were paid as part of a compensation package to key employees and consultants of the Company.

Included in advances owing to related parties are the following expenditures incurred by Gammon Lake Resources Inc. (Gammon Lake) on behalf of the Company:

	$
Travel	90,940
General and administrative	27,780
Salaries	44,100
	162,820

Mexgold Resources Inc. shares office premises, general and administrative and personnel expenses with Gammon Lake. Gammon Lake charges these expenses to the Company on a cost recovery basis.

The above related party transactions have occurred in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Proposed Transactions

The Company does not have any proposed transactions.

Critical Accounting Estimates

Managements is required to make estimates and assumptions in the preparation of financial statements in conformity with generally accepted accounting principles. A description of the Company's significant accounting policies can be found in note 2 of the Company's consolidated financial statements for the year ended April 30, 2004. Key accounting estimates for the Company include mineral and mining properties and the related depletion.

Mineral and Mining properties

Mineral properties are the sum of the Company's mineral claims acquisition and related exploration and development expenditures, which are capitalized until the property is producing, abandoned, impaired in value or placed for sale. Costs are transferred to mining properties once a property is placed into commercial production. Management reviews the asset balance of each mineral property on an annual basis to determine if impairment exists and a corresponding write down is required.

Depletion

Mining properties are amortized using a units-of-production basis over the expected life of the mine as determined using proven and probable reserves. Based on current levels of production and reserves, the El Cubo mine has an expected life of 8.3 years. The El Cubo mine has additional mineral resources, which are expected to be converted into reserves in the near future. At the point that the resources become reserves, the mine life will be extended and the depreciation rates reduced accordingly.

Changes in Accounting Policies Including Initial Adoption

Effective May 1, 2003, the Company prospectively adopted the recommendations of CICA Handbook Section 3870, *Stock-based Compensation and Other Stock-based Payments for employees and non-employees. This Section* establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. These recommendations require that compensation for all awards made to employees and non-employees be measured and recorded in the financial statements at fair value. The Company's stock option plan is described in Note 15 in the consolidated financial statements for the year ended April 30, 2004.

Financial Instruments and Other Instruments

The Company's functional currency is Canadian dollars.